United States securities and exchange commission logo





                            June 17, 2024

       Zachary Prensky
       Chief Executive Officer
       LB Pharmaceuticals Inc
       575 Madison Avenue
       New York, NY 10022

                                                        Re: LB Pharmaceuticals
Inc
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 20,
2024
                                                            CIK No. 0001691082

       Dear Zachary Prensky:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. Please revise the cover page to disclose whether your offering is contingent on final approval of your NASDAQ
listing. Please also ensure this disclosure is consistent with your underwriting
agreement.
       Prospectus Summary
       Overview, page 1

   2. We note your statement that amisulpride has received regulatory approvals and has been commercialized outside
of the US for the treatment of schizophrenia. Please include disclosure similar to
that on page 112 which provides information on the countries where amisulpride has been
approved. Please also explain the company's understanding of why it has not received
regulatory approval in the US to date.
 Zachary Prensky
FirstName  LastNameZachary Prensky
LB Pharmaceuticals Inc
Comapany
June       NameLB Pharmaceuticals Inc
     17, 2024
June 17,
Page 2 2024 Page 2
FirstName LastName
3. Please revise this section to include a brief description of the interactions the company has had to date with the FDA in relation to LB-102, including the timing of regulatory submissions.
4. Please revise the Summary to include a brief overview of the data collected in the company's Phase 1 clinical trial for LB-102 for schizophrenia.
Our Team and History, page 2

5. You state here and on page 109 that since your inception you have raised $121.7 million from a leading syndicate of investors including Deep Track Capital, Pontifax, TCGX, and
         Vida Ventures. Please advise whether TCGX is a related party or affiliate of TCG
         Crossover Fund, which is listed in the principal stockholder table on page 179 as a greater than 5% stockholder. If it is not, please remove the reference to TCGX as a previous investor in the Summary. Please also revise this disclosure to indicate that prospective
         investors should not rely on the other named investors    previous
investment decision, that
         these investors may have different risk tolerances to investors in the offering and, if true, the offering(s) pursuant to which the named investors acquired their shares was conducted at a discount to the IPO price.
Use of Proceeds, page 82

6. You state that you intend to use a certain amount of money to "advance the clinical development of LB-102 to treat acute schizophrenia[.]" Please describe how far in the development process you estimate that the allocated proceeds from the offering will enable you to reach.
Management's Discussion and Analysis and Financial Condition and Results of Operations
Critical Accounting Estimates
Determination of the Fair Value of Common Stock, page 103

7. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.
Business
Overview, page 107

8. We note various statements throughout the prospectus related to the potential safety and/or efficacy of LB-102. For example, you state that "preclinical studies in models of schizophrenia demonstrated the LB-102 had the potential to show efficacy results superior to those of amisulpride" and that "LB-102 provided consistent dopamine receptor occupancy in the brain at levels [you] believe will effectively treat schizophrenia at doses lower than amisulpride, potentially allowing efficacy benefits and once-daily dosing."
 Zachary Prensky
LB Pharmaceuticals Inc
June 17, 2024
Page 3
         Please revise your disclosure throughout the document, including but not limited to these statements, to eliminate the implication that your product candidate has been or will ultimately be determined safe and/or effective or has demonstrated safety and/or efficacy, as such determinations are within the sole purview of the FDA or similar foreign regulators. Note that you may state your product candidate has been well tolerated, if accurate, and include data observed in clinical trials but should not draw conclusions from such data.
9. You state that amisulpride is one of the most effective antipsychotic medications currently in use. Please clarify that amisulpride is not approved in the US as an antipsychotic medication, if true.
10. You state that your Phase 1 clinical trials achieved a level of dopamine receptor occupancy in the brain comparable to amisulpride and that in your Phase 1 imaging trial you observed dopamine receptor occupancy at levels that other treatments have shown to be effective in treating schizophrenia. Please revise this disclosure to clarify that there is no guarantee that LB-102 will be approved.
Our Strategy, page 109

11. You state that amisulpride is approved for treatment of dysthymia in Brazil, Italy, Latvia, and Slovakia and refer to various studies conducted in 2022, 1997, and 2006. Please clarify, if true, that these studies were conducted by third parties. Further, you state that a
         2006 trial also found amisulpride to be as clinically effective as sertraline. Please clarify if the trials were conducted as head-to-head studies.
12. You state that a 2018 clinical trial studied the efficacy of amisulpride in the treatment of elderly patients with very late-onset schizophrenia-like psychosis and showed significantly improved results and that because of amisulpride's efficacy results you believe that LB-102 could be developed for the treatment of Alzheimer's psychosis. Please clarify if amisulpride has been approved by the FDA or a comparable foreign regulator for the treatment of elderly patients with very late-onset schizophrenia-like psychosis. We remind you that safety and efficacy determinations are solely within the authority of the
         FDA or applicable foreign regulator. If amisulpride has not been approved by the FDA or comparable foreign regulator, please remove statements regarding efficacy in this context.
13. You state that due to the results of amisulpride in the treatment of elderly patients with very late-onset schizophrenia-like psychosis in a 2018 clinical trial you believe you can develop LB-102 for the treatment of other neuropsychiatric diseases, such as Alzheimer's
FirstName LastNameZachary Prensky
       psychosis. Please discuss how the use of amisulpride for very late-onset schizophrenia-
Comapany    NameLB Pharmaceuticals
       like psychosis relates to the useInc
                                         of LB-102 for the different indication
of Alzheimer's
       psychosis.
June 17, 2024 Page 3
FirstName LastName
 Zachary Prensky
FirstName  LastNameZachary Prensky
LB Pharmaceuticals Inc
Comapany
June       NameLB Pharmaceuticals Inc
     17, 2024
June 17,
Page 4 2024 Page 4
FirstName LastName
Limitations of Current Treatments for Schizophrenia, page 110

14. We note your chart on page 111 disclosing the reduction in PANSS vs Baseline scores.
         Please include a discussion of the significance of the scores listed. Also, please disclose that PANNS is a subjective assessment which requires patients or examiners to undertake a questionnaire regarding symptoms at the beginning and end of the trial, which can increase the variability of clinical results across clinical trials and create a significant degree of uncertainty in determining overall clinical benefit, as you do on page 14.
Our Solution: LB-102 for the Treatment of Schizophrenia, page 112

15. We note your disclosure here that LB-102 was generally well-tolerated and demonstrated a safety profile consistent with amisulpride, on page 118 that the effects and results from treatment with LB-102 were on par with and, in some instances, better than amisulpride, and similar statements throughout your document comparing your LB-102 candidate to the safety and efficacy results of other drugs that have reached commercialization. Please clarify whether you have conducted head-to-head trials between LB-102 and amisulpride or other approved products to support such statements.
         If you have not conducted head-to-head trials, please remove all direct comparisons from the prospectus.
Our Lead Product Candidate, LB-102, page 116

16. You state that LB-102 is a patented benzamide designed to improve upon the safety and efficacy of amisulpride and that in creating LB-102 you added a methyl group to the chemical structure of amisulpride with the intention of improving its permeability of the blood-drain barrier. You also state on page 18 that LB-102 is an N-methylated version of amisulpride and that LB-102 is structurally similar to amisulpride. We note that amisulpride has not received regulatory approval in the US. Please revise your disclosure to clarify whether you are relying on clinical trial results for amisulpride in other jurisdictions in advancing LB-102 through US clinical trials.
LB-102 Clinical Data
Completed Phase 1 Clinical Trial of LB-102 in Healthy Volunteers, page 119

17. You state that you conducted a Phase 1 clinical trial for LB-102. Please disclose where these trials were conducted.
Intellectual Property
Overview, page 127

18. You state that as of April 18, 2024, you owned approximately 42 patents and pending patent applications in the US and foreign jurisdiction. You also state that as of April 18,
         2024, you owned approximately 39 patents and pending patent applications in the US and foreign jurisdictions relating to LB-102. Please include a discussion of the other three
 Zachary Prensky
FirstName  LastNameZachary Prensky
LB Pharmaceuticals Inc
Comapany
June       NameLB Pharmaceuticals Inc
     17, 2024
June 17,
Page 5 2024 Page 5
FirstName LastName
         patents not accounted for, including the type of patent protection (for example, composition of matter, use or process), the specific product(s) to which the patents relate, whether the patents are owned or licensed, the patent expiration dates, and the applicable jurisdictions.
19. We note the table on page 128 relating to patents and pending patent applications directed to LB-102. For each of the two line items, please clarify how many issued or pending patent applications are captured and the applicable jurisdiction of each.
License and Other Agreements
LB-102, page 127

20. You state that in August 2023 you entered into several Amended and Restated Royalty
         Agreements with certain of your investors, co-founders, former directors, and executive officers. Please include a complete description of each parties' rights and obligations under the agreements.
13. Related Party Transactions, page F-33

21. You disclose that in August 2023 you entered into several amended and restated royalty participation agreements with certain of your investors, co-founders, former directors, and executive officers. Please address the following:
             Clarify the terms of the original and amended agreements.
             If there was any consideration received in connection with either the original or amended agreements, please disclose the accounting treatment and tell us your consideration of ASC 470-10-25.
             If the amended agreements were entered into contemporaneously with the preferred stock offering, tell us your consideration of whether any of the proceeds received from the preferred stock offering should have been allocated to the amended royalty agreements. In this regard, tell us if the parties in the royalty agreements were also parties in the preferred stock offering.
General

22. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.
       Please contact Christine Torney at 202-551-3652 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614 with any other questions.
 Zachary Prensky
LB Pharmaceuticals Inc
June 17, 2024
Page 6

                                      Sincerely,
FirstName LastNameZachary Prensky
                                      Division of Corporation Finance
Comapany NameLB Pharmaceuticals Inc
                                      Office of Life Sciences
June 17, 2024 Page 6
cc:       Minkyu Park, Esq.
FirstName LastName